GAIN Capital Holdings, Inc.
135 US Hwy 202/206, Suite 11
Bedminster, New Jersey 07921

June 22, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3233

Attention:     Jennifer Monick, Assistant Chief Accountant
Office of Real Estate & Commodities

Re:    GAIN Capital Holdings, Inc.
Form 10-K for the Fiscal Year ended December 31, 2017
Filed March 14, 2018
File No. 1-35008

Dear Ms. Monick:

This letter is submitted on behalf of GAIN Capital Holdings, Inc. (“GAIN” or the “Company”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced filing (the “Form 10-K”), as set forth in your letter dated June 8, 2018 (the “Comment Letter”).

For the convenience of the Staff’s review, the relevant text of the Comment Letter has been reproduced herein with the Company’s response. Page numbers referred to in the responses reference the applicable pages of the Form 10-K.

Form 10-K for the Fiscal Year ended December 31, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation of Non-GAAP Financial Measures, Page 42

1.
We note your adjustment normalized income tax in your reconciliation of adjusted net income. Please tell us and revise future filings to disclose how you have derived this adjustment amount and why you believe this adjustment provides useful information to investors. Refer to Item 10(e) of Regulation S-K.

Response: The normalized income tax amount included in our adjusted net income reconciliation reflects the application of an adjusted effective tax rate of approximately (21%). This tax rate was derived by adjusting our 2017 GAAP annual effective tax rate to eliminate the impact of the following items:

a.	Release of Income Tax Contingencies: During 2017, the Company released an aggregate of $4.6 million of income tax contingencies that had been accrued with respect to potential interest and penalties relating to amended tax returns filed by the Company for prior periods as well as a method change approved by the IRS and implemented by the Company.

b.
Tax Reform: As a result of the enactment of the Tax Cuts and Jobs Act on December 22, 2017, when calculating its effective tax rate for 2017, the Company: (i) included a provisional $12.6 million of additional income related to the mandatory deemed repatriation of untaxed foreign earnings, partially offset by current year losses and a foreign tax credit of $1.7 million; and (ii) incurred $2.2 million of tax expense with respect to a deferred tax asset revaluation as a result of the change in corporate tax rate from 35% to 21%.

c.
Non-Taxable Dividends: In connection with an internal restructuring undertaken during 2017, the Company paid intercompany dividends of approximately $41.5 million amongst various of its non-U.S. subsidiaries. These dividends were non-taxable in the jurisdictions in which they were received.

The adjustments to the GAAP annual effective tax rate to arrive at the adjusted effective tax rate applied in the adjusted net income reconciliation are presented in the table below. The Company will include a similar tabular disclosure of adjustments made to its effective tax rate for purposes of its adjusted net income reconciliation in its future filings.

2017 Effective Tax Rate (as reported)	40%
Adjustments:
Income Tax Contingencies	(26%)
Tax Reform	28%
Non-Taxable Dividends	(62%)
Adjusted Effective Tax Rate	(21%)

The Company believes that these adjustments to its effective tax rate for purposes of calculating the normalized income tax amount reflected in its adjusted net income reconciliation are useful to investors as they eliminate the impact of non-recurring, one-time items (in the case of the adjustments relating to the income tax contingencies and tax reform) and items that do not directly relate to the Company’s business operations (in the case of the non-taxable intercompany dividends resulting from internal restructuring). The Company believes this approach provides investors with a more representative and consistent view not only of income taxes, but also net income for the Company’s normal ongoing operations.
Notes to Consolidated Financial Statements
4. Derivatives, page F-20

2.
Please tell us how you determined it was appropriate to offset the gross amounts of assets for derivative open positions with the gross amount of liabilities for derivative open positions. In addition, please tell us how you determined it was appropriate to further offset these net derivative open positions against the cash collateral. Reference is made to ASC 210-20-45 and ASC 815-10-45.

Response: As noted in footnote 4 referred to in the Comment Letter, under U.S. GAAP the Company’s contracts with its customers and its liquidity providers/brokers meet the definition of derivative instruments, which are carried at fair value.

On the Company’s consolidated balance sheet, these derivatives are reflected in the line items Payables to Customers, Payables to Brokers and Receivables from Brokers, which consist of the following:

a.
Payables to Customers: The Company’s customers deposit cash into trading accounts maintained with the Company, and the Company’s customers engage in the trading of various financial products. At any given time, a customer’s trading account will include cash (a liability for the Company, as the cash may be withdrawn by the customer) and the unrealized profit or loss associated with the customer’s open trading positions (which are either liabilities for or assets of the Company). In arriving at the amount reported in Payables to Customers, the Company considers the cash and fair value of the open positions in each individual customer account, for customers in a net liability position, and reports any net amounts payable to the customer as a liability in Payables to Customers on the consolidated balance sheet. Customers in a net receivable position are reported as assets in Receivables from Customers on the consolidated balance sheet. These net receivables can never have open positions since there is no cash collateral and the customer can no longer trade, therefore their accounts do not contain derivatives. The Company determines the net amount payable to or receivable from a customer on a customer account-by-customer account basis, meaning the deposits and open positions of one customer are never offset with the deposits and open positions for another customer.

b.
Payables to Brokers and Receivables from Brokers: In conducting its activities as a clearing broker, the Company posts funds with liquidity providers (brokers). These funds serve as collateral for the Company’s trading positions held with those liquidity providers. As with the trading positions held by the Company’s customers, the Company’s open trading positions will have unrealized profits or losses at any given time. In arriving at the amounts reported in its balance sheet, the Company considers its cash on deposit and open positions with each individual liquidity provider to determine a net amount payable or receivable on a broker account-by-broker account basis. Deposits and open positions held with one liquidity provider are not offset with the amounts due to another liquidity provider.

The Company believes the approach taken in each of the scenarios discussed above is appropriate and consistent with the provisions of ASC 815-10-45-5, which provides in pertinent part that: “Without regard to the condition in paragraph 210-20-45-1(c), a reporting entity may offset fair value amounts recognized for derivative instruments and fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from derivative instrument(s) recognized at fair value executed with the same counterparty under a master netting arrangement.” The Company’s agreements with its customers and liquidity providers contain rights of set off that meet the requirements referenced in ASC 815-10-45-5. As noted above, the netting takes place on an account-by-account (for customers) or counterparty-by-counterparty (for liquidity providers) basis in a manner consistent with ASC 815-10-45-5; in addition, netting of these balances does not cross legal entities within the consolidated group. Accordingly, the Company believes the presentation of net derivative positions in its balance sheet and footnote 4 is consistent with generally accepted accounting principles.
*    *    *
If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to contact me at 011-44-207-107-7230.

Sincerely,

/s/ Nigel Rose
Nigel Rose
Chief Financial Officer
GAIN Capital Holdings, Inc.

cc:    Howard Efron (Securities and Exchange Commission)